July 30, 2007

Mr. Daniel L. Gordon	VIA EDGAR
Branch Chief
Securities and Exchange Commission
Washington, D.C. 20549
Mail Stop 4561
Telephone: (202) 551-3486
Fax: (202) 772-9210

RE: American Leisure Holdings, Inc.
Form 10-KSB for the fiscal year ended December 31, 2005
Flied March 31, 2006
File No. 333-48312

Dear Mr. Gordon:

In response to your comment letter dated June 27, 2007, American Leisure Holdings, Inc. (the “Company,” “we,” and “us”) has the following responses:

Note 4 – Acquisitions, page F-15

1.
We have read and reviewed your response to comment 2.  Please tell us what facts have changed since your January 8, 2007 response where you concluded and we agreed that based on ETF 98-3 you acquired a business.  Based on paragraph 6 or EITF 98-3 this appears to be a business acquisition and you should consolidate the operations of TraveLeaders for all periods since December 30, 2004.  Based on prior responses and our conference call on June 11, 2007 it also appears that you control the operations of TraveLeaders through the management agreement entered into with AWT.  The fact that you terminated the management agreement with AWT as soon as you received your own license is a strong indicator that you control the operations and the fact that you receive all of the profits or losses of TraveLeaders is another strong indicator that you control the operations.  Please revise to consolidate the operations of TraveLeaders or tell us why this is not necessary.

Response

We have revised the financials for each period from December 31, 2004 through March 31, 2007 (i.e. each 10QSB and 10KSB) to consolidate the operations of TraveLeaders.  Those financials have been provided to the auditors for their review and audit and we will begin filing our amended reports next week.  We respectfully request that you allow us until August 10, 2007 to comply with this response whereby all of the aforementioned financials will be filed and reflect the consolidated operations of TraveLeaders.

                  2460 Sand Lake Road ~ Orlando, Florida                        32809            ~ Tel: 407.251.2240

Should you have any questions, please do not hesitate to contact us.

Sincerely,

/s/ Omar Jimenez
Omar Jimenez
Chief Financial Officer

                  2460 Sand Lake Road ~ Orlando, Florida                        32809            ~ Tel: 407.251.2240